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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    ---------

                                  SCHEDULE 13G

                                 (Rule 13d-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c),
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 3)*

                               INFOCROSSING, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45664X109
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2000
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                                    Page 2 of 10


CUSIP No. 45664X109                                  13G
--------------------------------------------------------------------------------
     1.  Names of Reporting Persons.

         I.R.S. Identification No. of Above Persons (Entities Only).

         Cahill, Warnock Strategic Partners Fund, L.P.      52-1970619

--------------------------------------------------------------------------------
     2.  Check the Appropriate Box if a Member of a Group*

                                                                        (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
     3.  SEC Use Only

--------------------------------------------------------------------------------
     4.  Citizenship or Place of Organization...Delaware

--------------------------------------------------------------------------------
                     5.  Sole Voting Power...0

  Number of Shares   -----------------------------------------------------------
    Beneficially     6.  Shared Voting Power...444,435
      Owned by
   Each Reporting    -----------------------------------------------------------
     Person With     7.  Sole Dispositive Power...0

                     -----------------------------------------------------------
                     8.  Shared Dispositive Power...444,435

--------------------------------------------------------------------------------
     9.  Aggregate Amount Beneficially Owned by Each Reporting Person...444,435

--------------------------------------------------------------------------------
    10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*
                                                                           [  ]

--------------------------------------------------------------------------------
    11.  Percent of Class Represented by Amount in Row (9): 7.5%

--------------------------------------------------------------------------------
    12.  Type of Reporting Person*  PN

--------------------------------------------------------------------------------



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                                                                    Page 3 of 10

CUSIP No. 45664X109                                  13G

--------------------------------------------------------------------------------
     1.  Names of Reporting Persons.

         I.R.S. Identification No. of Above Persons (Entities Only).

         Cahill, Warnock & Company, LLC.      52-1931617

--------------------------------------------------------------------------------
     2.  Check the Appropriate Box if a Member of a Group*

                                                                        (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
     3.  SEC Use Only

--------------------------------------------------------------------------------
     4.  Citizenship or Place of Organization...Maryland

--------------------------------------------------------------------------------
                     5.  Sole Voting Power...0

Number of Shares     -----------------------------------------------------------
  Beneficially       6.  Shared Voting Power...0
    Owned by
Each Reporting       -----------------------------------------------------------
   Person With       7.  Sole Dispositive Power...0

                     -----------------------------------------------------------
                     8.  Shared Dispositive Power...0

--------------------------------------------------------------------------------
     9.  Aggregate Amount Beneficially Owned by Each Reporting Person...0

--------------------------------------------------------------------------------
    10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*
                                                                            [  ]

--------------------------------------------------------------------------------
    11.  Percent of Class Represented by Amount in Row (9): 0.0%

--------------------------------------------------------------------------------
    12.  Type of Reporting Person*  PN

--------------------------------------------------------------------------------



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                                                                    Page 4 of 10

CUSIP No. 45664X109                                  13G

--------------------------------------------------------------------------------
     1.  Names of Reporting Persons.

         I.R.S. Identification No. of Above Persons (Entities Only).

         Strategic Associates, L.P.      52-1991689

--------------------------------------------------------------------------------
     2.  Check the Appropriate Box if a Member of a Group*

                                                                        (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
     3.  SEC Use Only

--------------------------------------------------------------------------------
     4.  Citizenship or Place of Organization...Delaware

--------------------------------------------------------------------------------
                     5.  Sole Voting Power...0

   Number of Shares  -----------------------------------------------------------
   Beneficially      6.  Shared Voting Power...444,435
     Owned by
    Each Reporting   -----------------------------------------------------------
    Person With      7.  Sole Dispositive Power...0

                     -----------------------------------------------------------
                     8.  Shared Dispositive Power...444,435

--------------------------------------------------------------------------------
     9.  Aggregate Amount Beneficially Owned by Each Reporting Person...444,435

--------------------------------------------------------------------------------
    10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*
                                                                            [  ]

--------------------------------------------------------------------------------
    11.  Percent of Class Represented by Amount in Row (9): 7.5%

--------------------------------------------------------------------------------
    12.  Type of Reporting Person*  PN

--------------------------------------------------------------------------------

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                                                                    Page 5 of 10

CUSIP No. 45664X109                                  13G

--------------------------------------------------------------------------------
     1.  Names of Reporting Persons.

         I.R.S. Identification No. of Above Persons (Entities Only).

         Cahill, Warnock Strategic Partners, L.P.       52-1970604
--------------------------------------------------------------------------------
     2.  Check the Appropriate Box if a Member of a Group*

                                                                        (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
     3.  SEC Use Only

--------------------------------------------------------------------------------
     4.  Citizenship or Place of Organization...Delaware

--------------------------------------------------------------------------------
                     5.  Sole Voting Power...0

Number of Shares     -----------------------------------------------------------
 Beneficially        6.  Shared Voting Power...444,435
  Owned by
 Each Reporting      -----------------------------------------------------------
  Person With        7.  Sole Dispositive Power...0

                     -----------------------------------------------------------
                     8.  Shared Dispositive Power...444,435

--------------------------------------------------------------------------------
     9.  Aggregate Amount Beneficially Owned by Each Reporting Person...444,435

--------------------------------------------------------------------------------
    10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*
                                                                           [   ]

--------------------------------------------------------------------------------
    11.  Percent of Class Represented by Amount in Row (9); 7.5%

--------------------------------------------------------------------------------
    12.  Type of Reporting Person*  PN

--------------------------------------------------------------------------------

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                                                                    Page 6 of 10

Item 1(a).        Name of Issuer

                  Infocrossing, Inc. (the "Issuer").

Item 1(b).        Address of Issuer's Principal Executive Offices

                  The address of the Issuer's principal executive offices is 1 Christie Heights Street, Leonia, NJ 07605.

Item 2(a).        Name of Person Filing

                  This statement is filed on behalf of Cahill, Warnock Strategic Partners Fund, L.P., Strategic Associates, L.P., Cahill, Warnock & Company, LLC and Cahill, Warnock Strategic Partners, L.P.

Item 2(b).        Address of Principal Business Office or, if None, Residence

                  The principal place of business of Cahill, Warnock Strategic Partners Fund, L.P., Strategic Associates, L.P., Cahill, Warnock & Company, LLC and Cahill, Warnock Strategic Partners, L.P. is One South Street, Suite 2150, Baltimore, Maryland 21202.

Item 2(c).        Citizenship

                  The citizenship or place of organization of each of the Reporting Persons is set forth on the cover page.

Item 2(d).        Title of Class of Securities

                  The title of the securities is common stock (the "Common Stock").

Item 2(e).        CUSIP Number

                  The CUSIP number of the Common Stock is set forth on the cover page.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), Check Whether the Person Filing is a:

         (a)  [   ] Broker or dealer registered under Section 15 of the Exchange
                    Act.

         (b)  [   ] Bank as defined in Section 3(a)(6) of the Exchange Act.

         (c)  [   ] Insurance company as defined in Section 3(a)(19) of the
                    Exchange Act.

         (d)  [   ] Investment company registered under Section 8 of the
                    Investment Company Act.

         (e)  [   ] An investment adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E);

         (f)  [   ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g)  [   ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

         (h)  [   ] A savings associations as defined in Section 3(b) of the
                    Federal Deposit Insurance Act;

         (i)  [   ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

         (j)  [   ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


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                                                                    Page 7 of 10

Item 4.   Ownership.

         (a)      Amount beneficially owned:

         Cahill, Warnock Strategic Partners, L.P. ("CWSP") is the sole general partner of Cahill, Warnock Strategic Partners Fund, L.P. ("CWSPF"). CWSP is the successor-in-interest to Cahill, Warnock & Company, LLC ("CWC") pursuant to an amendment to the Strategic Associates, L.P. ("SA") limited partnership agreement, dated as of January 1, 2000, pursuant to which CWSP became the general partner of SA. As a result of the amendment, CWC is no longer the general partner of SA and no longer claims any beneficial ownership in shares of the Issuer.

         The limited partnership agreement for each of CWSPF and SA provide that any securities that are acquired by both CWSPF and SA shall be sold or otherwise disposed of at substantially the same time, on substantially the same terms and in amounts proportionate to the size of each of their investments. The limited partnership agreement for SA provides that it will invest on a side-by-side basis with CWSPF. Notwithstanding these provisions, there is no agreement between the two funds that provides the other with any right to enforce these provisions. Accordingly, CWSP, CWSPF and SA (collectively, the "Funds") each deny that it is part of any group, however, the amounts reported as beneficially owned reflect the ownership levels if CWSP, CWSPF and SA are considered part of a group.

         Because of their relationship as affiliated entities, CWSPF and SA may be deemed to own beneficially the shares held of record by the other. As a general partner of the CWSPF and SA, CWSP may be deemed to own beneficially the shares of Common Stock held by CWSPF and SA. Notwithstanding the foregoing, CWSP, CWSPF and SA each disclaim beneficial ownership of any shares not held of record by it. The amounts reported as beneficially owned reflect the ownership levels if the Funds beneficially owned the shares of Common Stock held by all Funds.

         (b)      Percent of class:

                           Cahill, Warnock Strategic Partners Fund, L.P.    7.5%

                           Strategic Associates, L.P.                       7.5%

                           Cahill, Warnock Strategic Partners, L.P.         7.5%

                           Cahill, Warnock & Company LLC                    0.0%

         (c)      Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote:

                           Cahill, Warnock Strategic Partners Fund, L.P.      0

                           Strategic Associates, L.P.                         0

                           Cahill, Warnock Strategic Partners, L.P.           0

                           Cahill, Warnock & Company LLC                      0

                  (ii)     Shared power to vote or to direct the vote:

                           Cahill, Warnock Strategic Partners Fund, L.P. 444,435

                           Strategic Associates, L.P.444,435

                           Cahill, Warnock Strategic Partners, L.P.      444,435

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                                                                    Page 8 of 10

                           Cahill, Warnock & Company LLC                      0

                  (iii) Sole power to dispose or to direct the disposition of:

                           Cahill, Warnock Strategic Partners Fund, L.P.      0

                           Strategic Associates, L.P.0

                           Cahill, Warnock Strategic Partners, L.P.           0

                           Cahill, Warnock & Company LLC                      0

         (iv)     Shared power to dispose or to direct the disposition of:

                           Cahill, Warnock Strategic Partners Fund, L.P. 444,435

                           Strategic Associates, L.P.                    444,435

                           Cahill, Warnock Strategic Partners, L.P.      444,435

                           Cahill, Warnock & Company LLC                      0

Item 5.     Ownership of Five Percent or Less of a Class

N/A

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

N/A

Item 8.     Identification and Classification of Members of the Group

N/A

Item 9.     Notice of Dissolution of Group

N/A

Item 10.    Certification

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                                                    Page 9 of 10

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 4, 2002

                                 Cahill, Warnock Strategic Partners Fund, L.P.



                                 By:  Cahill, Warnock Strategic Partners, L.P.,
                                          its general partner



                                 /s/ Donald W. Hughes
                                 ----------------------------------
                                 Name:  Donald W. Hughes

                                 Title:  General Partner

                                 Strategic Associates, L.P.



                                 By:  Cahill, Warnock Strategic Partners, L.P.,
                                          its general partner



                                 /s/ Donald W. Hughes
                                 ----------------------------------
                                 Name:  Donald W. Hughes

                                 Title:  General Partner

                                 Cahill, Warnock Strategic Partners, L.P.



                                 /s/ Donald W. Hughes
                                 ----------------------------------
                                 Name:  Donald W. Hughes

                                 Title:  General Partner

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                                                                   Page 10 of 10

                                 Cahill, Warnock & Company, LLC

                                 /s/ David L. Warnock
                                 ----------------------------------
                                 Name:  David L. Warnock

                                 Title: Member


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                                  EXHIBIT INDEX

Exhibit No.        Description

99.1               Agreement of Joint Filing